Exhibit 99.1

DRYSHIPS INC. ANNOUNCES AGREEMENT TO CONDUCT A PRIVATE PLACEMENT AND SUBSEQUENT RIGHTS OFFERING

August 11, 2017, Athens, Greece. DryShips Inc. (NASDAQ:DRYS) ("DryShips" or the "Company"), a diversified owner of ocean going cargo vessels, today announced that the audit committee of the Company's board of directors (the "Audit Committee") has approved a binding term sheet (the "Term Sheet") pursuant to which the Company will sell the Company's common shares to entities affiliated with its Chairman and Chief Executive Officer, Mr. George Economou ("Mr. Economou"), for aggregate consideration of $100 million at a price of $2.75 per share (the "Private Placement").
Pursuant to the Term Sheet, the Audit Committee has also approved a subsequent rights offering (the "Rights Offering") that would allow the Company's shareholders to purchase their pro rata portion of up to $100 million of the Company's common shares at a price of $2.75 per share. The Rights Offering will be backstopped in full by Sierra Investments Inc. ("Sierra"), an entity affiliated with Mr. Economou.
Mr. Economou will not exercise his subscription rights in the Right Offering outside of the backstop commitment. The Company will have the right to cancel the Rights Offering or amend the terms thereof.
The Term Sheet obligates the parties to use their best efforts to negotiate definitive documentation and execute the transactions as soon as practicable.
The consideration for the Company's common shares in the Private Placement will be: (i) the acquisition of 100% of the issued and outstanding equity interests of Shipping Pool Investors Inc., which directly holds a 49% interest in Heidmar Holdings LLC, a global tanker operator, from SPII Holdings Inc., an entity affiliated with Mr. Economou; (ii) the termination of the participation rights set forth in the Deed of Participation dated May 23, 2017 by and between the Company and Mountain Investment Inc., an entity affiliated with Mr. Economou; (iii) forfeiture by Sifnos Shareholders Inc., an entity affiliated with Mr. Economou, of all outstanding Series D preferred shares (which carry 100,000 votes per share) of the Company that it currently holds; and (iv) the repayment of $27 million under the Company's unsecured credit facility, as amended (the "Sierra Credit Facility") with Sierra. The Company will not receive any cash proceeds from the Private Placement.
The cash proceeds from the Rights Offering are expected to be used for general corporate purposes and/or vessel acquisitions and/or to repay amounts outstanding under the Sierra Credit Facility. The consideration for the Company's common shares issued to Sierra in the Rights Offering as part of the backstop will be the repayment of amounts outstanding under the Sierra Credit Facility.
This press release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of any securities referred to in this press release in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.
The securities offered in the Private Placement will not be registered under the Securities Act of 1933, as amended (the "Securities Act") or the securities laws of any other jurisdiction and may not be offered or sold absent registration or an applicable exemption from registration requirements under the Securities Act and applicable state securities laws.
The Rights Offering will only be made by means of a prospectus supplement under the Company's shelf registration statement on Form F-3 meeting the requirements of the Securities Act. The securities may not be sold nor may an offer to buy securities be accepted prior to the prospectus supplement being filed.
About DryShips Inc.
The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of (i) 13 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 Very Large Gas Carriers, 3 of which are expected to be delivered in September October and December of 2017; and (viii) 6 offshore support vessels, comprising 2 platform supply and 4 oil spill recovery vessels.
DryShips' common stock is listed on the NASDAQ Capital Market where it trades under the symbol "DRYS."
Visit the Company's website at www.dryships.com

Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements reflect the Company's current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company's inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company's voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.
Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com